Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-162787

November 27, 2009

Trony Solar Holdings Company Limited

Trony Solar Holdings Company Limited, or Trony Solar, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Trony Solar has filed with the SEC for more complete information about Trony Solar and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents Trony Solar has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Trony Solar, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: +1-866-430-0686 or +1-800-221-1037 (calling these numbers is not toll free outside the United States).  You may also access Trony Solar’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1474844/000104746909010455/a2195247zf-1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 3 to Trony Solar’s registration statement on Form F-1, or Amendment No. 3, as filed via EDGAR with the SEC on November 27, 2009. All references to page numbers are to the page numbers in the preliminary prospectus, which forms part of Amendment No. 3.

To incorporate additional off-grid market data from a report prepared by Frost & Sullivan, a market research firm, and commissioned by Trony Solar, the fifth paragraph under “Our industry — Global solar market” on pages 94 and 95 has been revised to the following:

The off-grid market includes rural residential applications such as solar home systems, garden lighting systems, industrial applications such as road signs, street lighting, highway call boxes and communications support along remote pipelines, and telecommunications equipment. Compared to on-grid applications, off-grid applications tend to have lower operating and maintenance costs, longer operating lifetimes and higher factory gate prices. Off-grid applications generally represent a suitable option for electricity supply in dispersed communities or communities located far away from electricity grids.  Given the lack of viable energy alternatives in these communities, revenues from off-grid applications are less susceptible to the effects of the global economic downturn. According to European Photovoltaic Industry Association, or EPIA, an international industry association in the solar power industry, and Greenpeace, a non-governmental organization, off-grid applications are expected to represent an increasingly larger percentage of the global PV market, as measured by annual PV installations.  EPIA and Greenpeace predict that global annual PV installations will reach 35 gigawatts, or GW, and 105GW in 2020 and 2030, respectively, under their moderate scenario. Under the same scenario, the number of people using off-grid home systems will reach 837 million and 2,023 million by 2020 and 2030, respectively.  EPIA and Greenpeace also predict that off-grid applications will capture approximately 20% and 30% of the market share by 2020 and 2030, respectively.  According to a Frost & Sullivan report commissioned by us, total off-grid applications manufactured in China for both domestic installation and exports are forecasted to increase from 405 MW in 2009 to 1,479MW in 2013, representing a CAGR of 38.2%.

The disclosure on page 180 under “Underwriting” has been amended to including the following paragraph:

The offering is being conducted in accordance with the applicable provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. because an affiliate of J.P. Morgan Securities Inc., one of the underwriters, will receive more than five percent of the proceeds of this offering.  NASD Rule 2720 requires that the initial public offering price of our ADSs not be higher than that recommended by a “qualified independent underwriter” in accordance with such rule.  Accordingly, Credit Suisse Securities (USA) LLC is acting as the qualified independent underwriter in pricing the offering and conducting related due diligence.  Credit Suisse Securities (USA) LLC is not entitled to any compensation in its capacity as the qualified independent underwriter.  The initial public offering price of the ADSs is no higher than the price recommended by Credit Suisse Securities (USA) LLC.  We have agreed to indemnify Credit Suisse Securities (USA) LLC in its capacity as qualified independent underwriter against liabilities under the Securities Act, or contribute to payments that it may be required to make in that respect.